

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2019

Laura Abasolo García de Baquedano
Chief Finance and Control Officer
Telefonica S.A.
Distrito Telefónica, Ronda de la Comunicación, s/n
28050 Madrid, Spain

> **Re: Telefonica S.A.**
> **Form 20-F for the Year Ended December 31, 2018**
> **Fied February 21, 2019**
> **File No. 001-09531**

Dear Ms. Abasolo García de Baquedano:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2018

2018/ 2017 Consolidated Results, page 42

1.   Refer to your Consolidated Results hereunder, 2018 Highlights on page 39, and Trend Information on page 125. Your presentation and discussion of the Consolidated Results, OIBDA Margin, OIBDA, OIBDA-CapEx, and OIBDA-Capex excluding spectrum acquisitions (page 126) are not consistent with the guidance in Q&A 102.10 of the CD&I on Non-GAAP Financial Measures (April 4, 2018). Please revise in future filings.

2.   We also note your reference to Operating Cash Flow or OpCF, a term which you use interchangeably with OIBDA - CapEx. Please note that "Operating Cash flow" is the same as, or confusingly similar to, "Net cash flow provided by operating activities," which is a GAAP financial measure. Please remove the reference in future filings. Refer to Item 10(e)(ii)(E) of Regulation S-K.

Additionally, it appears to us that OIBDA-CapEx is intended as a liquidity measure. If so, please reconcile it to "Net cash flow provided by operating activities," which is its most comparable GAAP measure. Include it, along with OIBDA - CapEx excluding spectrum acquisitions, among the non-GAAP measures reported on page 108.

Item 8. Financial Information
(a) Legal Proceedings , page 139

3.   Tell us how you considered disclosure of Perseverance' legal and compensatory claims against Telefonica Vivo, the Company's counterclaims and recent case developments pursuant to the requirements for Item 8.A.7 of the Form 20-F.

Note 26. Other Information, page F-116

4.   We note various newspaper articles referring to a Superior Court of Justice decision against Telefonica Vivo in favor of Perseverance. For example, see https://translate.google.com/translate?hl=en&sl=pt&u=https://www.reporterdiario.com.br/noticia/2587796/ex-revendedor-de-celular-leva-vivo-a-cvm/&prev=search. These articles discuss a potential charge of up to R $47 billion. In regard to this case, tell us how you considered the guidance in paragraphs 14, 28, 86 and 91 of IAS 37.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Inessa Kessman, Senior Staff Accountant at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Telecommunications